MORGAN LEWIS
                                                               COUNSELORS AT LAW

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC  20004

Tel.  202.739.3000

Fax: 202.739.3001

www.morganlewis.com

July 12, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   RYDEX CAPITAL PARTNERS SPHINX FUND (FILE NOS. 333-102487 AND 811-21278)

Ladies and Gentlemen:

On behalf of Rydex Capital Partners SPhinX Fund (the "Fund"), enclosed for filing pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, is a preliminary proxy statement on
Schedule 14A in connection with a special meeting of shareholders of the Fund scheduled to be held on or about September 20, 2005. The special meeting is being called for the purpose of soliciting shareholder approval to elect nine nominees to serve on the Board of Trustees of the Fund.

The Fund intends to mail the proxy materials to shareholders on or about Tuesday, August 9, 2005. Please contact me at 202.739.5684 with any questions or comments.

Sincerely,


/s/ Laura E. Flores

Laura E. Flores